Exhibit 99.1

Director’s Share Dealing

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, March 8, 2023: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; SEHK:13) has received notifications that Mr Johnny Cheng, Executive Director and Chief Financial Officer, sold a total of 1,300,000 Ordinary Shares of US$0.10 each of the Company at an average price of HK$27.073 per Ordinary Shares on March 3, 2023  and March 6, 2023.

Following the above sale of 1,300,000 Ordinary Shares, the holding of Mr Cheng is 1,261,460 Ordinary Shares and 274,493 ADSs Note, representing approximately 0.3% of the current issued share capital of the Company.

Note: 274,493 ADSs included (i) 41,552 ADSs currently held by Mr Cheng, (ii) 217,800 ADSs granted under Share Option Scheme and (iii) 15,141 ADSs as beneficiary of a trust under long term incentive plan.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.10 each DI ISIN: KYG4672N1198
b)	Nature of the transaction	Sale of 830,000 Ordinary Shares on March 3, 2023 at an average price of HK$27.101.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		HK$26.850	50,000 Ordinary Shares
		HK$26.950	20,000 Ordinary Shares
		HK$27.000	110,000 Ordinary Shares
		HK$27.005	50,000 Ordinary Shares
		HK$27.015	20,000 Ordinary Shares
		HK$27.016	40,000 Ordinary Shares
		HK$27.027	30,000 Ordinary Shares
		HK$27.050	10,000 Ordinary Shares
		HK$27.091	200,000 Ordinary Shares
		HK$27.100	50,000 Ordinary Shares
		HK$27.113	100,000 Ordinary Shares
		HK$27.150	20,000 Ordinary Shares
		HK$27.200	30,000 Ordinary Shares
		HK$27.300	40,000 Ordinary Shares
		HK$27.450	10,000 Ordinary Shares
		HK$27.500	20,000 Ordinary Shares
		HK$27.656	20,000 Ordinary Shares
		HK$27.700	10,000 Ordinary Shares

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 830,000 Ordinary Shares Price information: HK$22,494,120
e)	Date of the transaction	2023-03-03
f)	Place of the transaction	Hong Kong Stock Exchange

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.10 each DI ISIN: KYG4672N1198
b)	Nature of the transaction	Sale of 470,000 Ordinary Shares on March 6, 2023 at an average price of HK$27.022.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		HK$26.850	30,000 Ordinary Shares
		HK$26.900	10,000 Ordinary Shares
		HK$26.908	10,000 Ordinary Shares
		HK$26.950	70,000 Ordinary Shares
		HK$27.000	50,000 Ordinary Shares
		HK$27.050	68,500 Ordinary Shares
		HK$27.060	200,000 Ordinary Shares
		HK$27.100	20,000 Ordinary Shares
		HK$27.250	10,000 Ordinary Shares
		HK$27.300	1,500 Ordinary Shares

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 470,000 Ordinary Shares Price information: HK$12,700,455
e)	Date of the transaction	2023-03-06
f)	Place of the transaction	Hong Kong Stock Exchange

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Contacts

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500